UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4) *

LUMINAR TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
550424 105
(CUSIP Number)
Austin Russell
c/o Luminar Technologies, Inc.
2603 Discovery Drive, Suite 100
Orlando, FL 32826
(407) 900-5259
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 2, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-(f) or §240.13d-1(g), check the following box:     ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 550424 105

1.	Name of Reporting Person
Austin Russell
2.	Check the Appropriate Box if a Member of a Group
	(a) ☐	(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
97,243,670 (1)
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
97,243,670 (1)
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
97,243,670 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11)
27.8% (2)(3)(4)
14.	Type of Reporting Person
IN
(1)    Represents 97,088,670 shares of Class B Common Stock and 155,000 shares of Class A Common Stock of Luminar Technologies, Inc. (the “Company”). The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder upon written notice to the Company. In addition, the Class B Common Stock will automatically convert into shares of Class A Common Stock immediately prior to the close of business on the earliest to occur of certain events specified in the Company’s Second Amended and Restated Certificate of Incorporation.
(2)    Based on the aggregate of 349,341,142 shares of Common Stock of the Company comprised of 252,252,472 shares of Class A Common Stock and 97,088,670 shares of Class B Common Stock as of February 18, 2022, as reported in the registration statement on Form S-3 filed by the Company with the Securities and Exchange Commission on March 21, 2022 (the “Form S-3”).
(3)    The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)    Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
Preliminary Note This Amendment No. 4, dated May 6, 2022 (this “Amendment No. 4”), supplements and amends the Schedule 13D filed on February 16, 2021 (as amended by Amendment No. 1, dated July 2, 2021, Amendment No. 2, dated August 13, 2021, and Amendment No. 3, dated December 27, 2021, the “Schedule 13D”) relating to shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”) and shares of Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), of the Company. Capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.
Item 4. Purposes of Transactions
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof.
On May 2, 2022, a Special Committee (the “Special Committee”) of the Company's Board of Directors comprised of independent directors and the Company's Compensation & Human Capital Management Committee approved the grant of 10,800,000 performance share units to the Reporting Person, which are eligible to vest, if at all, only upon the achievement of certain significant and extremely challenging stock price milestones as well as time-based and operational milestones. The Special Committee and the Compensation & Human Capital Management Committee approved the Reporting Person’s equity award after numerous discussions and meetings and after consulting with Compensia, the Board of Directors' compensation consultant.
The Committees considered the importance of incentivizing a strong long-term perspective on operational performance, the Reporting Person’s service, and goal alignment with the Company’s stockholders. The Reporting Person earns nothing without extraordinary success for the Company and its stockholders. To reach the first tranche of compensation for the Reporting Person, the Company’s market value will need to increase at least 400% of its current value.
The grant date fair market value of the Reporting Person’s equity award is approximately $87 million (unaudited).
The foregoing summary does not purport to be complete and is qualified with respect to the full terms and conditions of the Reporting Person’s equity award, including details of vesting milestones and other criteria. A complete copy of the award is filed as Exhibit No. 6 hereto and is incorporated herein.
Item 5.     Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:
(a) - (b) The Reporting Person has beneficial ownership of 97,243,670 shares of Common Stock. The percentage of beneficial ownership is approximately 27.8% of the outstanding shares of the Common Stock. The percentage of the Common Stock is based on the aggregate of 349,341,142 shares of Common Stock of the Company as of February 18, 2022, as reported in the Form S-3.
The Reporting Person has the sole power to dispose or direct the disposition of all shares of the Common Stock that the Reporting Person beneficially owned as of May 2, 2022.
(c) On March 8, 2022, the Reporting Person purchased 15,000 shares of Class A Common Stock of the Company pursuant to a certain Stock Purchase Plan, entered into as of December 21, 2021 (the “2021 Stock Purchase Plan”), in compliance with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The purchase price was $12,863 per share.

On March 24, 2022, the Reporting Person purchased 15,000 shares of Class A Common Stock of the Company pursuant to the 2021 Stock Purchase Plan. The purchase price was $14.7059 per share.
On April 5, 2022, the Reporting Person purchased 14,800 shares and 200 shares of Class A Common Stock of the Company pursuant to the 2021 Stock Purchase Plan. The average purchase price for shares purchased in the two tranches was $15.6636 and 16.375 per share, respectively.
(d) - (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
Performance Stock Unit Award. A summary of the performance stock unit award granted to the Reporting Person is set forth in Item 4 above and is incorporated herein by reference and added as the last paragraph under Item 6.
Item 7. Material to be Filed as Exhibits.
Item 7 of Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Name
1	Luminar Technologies, Inc. 2020 Equity Incentive Plan Restricted Stock Unit Award Agreement dated May 2, 2022.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2022	By:	/s/ Austin Russell
Austin Russell

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